UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2022

Fundrise East Coast Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward-Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise East Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas (“MSAs”) of Washington, DC and Philadelphia, PA, with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the MSAs of Washington, DC and Philadelphia, PA, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise East Coast Opportunistic REIT,” the “Company,” “we,” “us” or “our” in this Semiannual Report refer to Fundrise East Coast Opportunistic REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2022, we were offering up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022 and December 31, 2021, we had raised total gross offering proceeds of approximately $173.6 million and $162.3 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and the $2,629,000 and $2,123,000 received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,360,000 and 14,556,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2022, approximately $6.6 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

During the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act ("Regulation D"), as determined by the Manager.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be subject to adjustment every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2017, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2017	$10.18	Form 1-U
March 31, 2018	$10.26	Form 1-U
June 30, 2018	$10.51	Form 1-U
September 30, 2018	$10.65	Form 1-U
December 31, 2018	$10.65	Form 1-U
March 31, 2019	$10.82	Form 1-U
June 30, 2019	$10.87	Form 1-U
October 1, 2019	$10.91	Form 1-U
December 31, 2019	$11.31	Form 1-U
March 31, 2020	$11.24	Form 1-U
June 30, 2020	$11.51	Form 1-U
September 30, 2020	$11.66	Form 1-U
December 31, 2020	$11.96	Form 1-U
March 31, 2021	$12.05	Form 1-U
June 30, 2021	$12.68	Form 1-U
September 30, 2021	$13.68	Form 1-U
December 31, 2021	$14.04	Form 1-U
March 31, 2022	$14.19	Form 1-U
June 30, 2022	$15.33	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

On January 12, 2017, we paid our first distribution to shareholders for the distribution period of November 1, 2016 through November 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
11/01/2016 - 11/30/2016	0.0008219178	10/26/2016	01/12/2017	3.00%		Form 1-U
12/01/2016 - 12/31/2016	0.0013698630	11/30/2016	01/12/2017	5.00%		Form 1-U
01/01/2017 - 03/31/2017	0.0022602740	12/31/2016	04/12/2017	8.25%		Form 1-U
04/01/2017 - 06/30/2017	0.0023972603	03/21/2017	07/11/2017	8.75%		Form 1-U
07/01/2017 - 09/30/2017	0.0023972603	06/26/2017	10/09/2017	8.75%		Form 1-U
10/01/2017 - 12/31/2017	0.0021917808	09/28/2017	01/09/2018	8.00%		Form 1-U
01/01/2018 - 01/31/2018	0.0021917810	12/22/2017	04/11/2018	8.00%		Form 1-U
02/01/2018 - 02/28/2018	0.0021917808	01/26/2018	04/11/2018	8.00%		Form 1-U
03/01/2018 - 03/31/2018	0.0019178082	02/27/2018	04/11/2018	7.00%		Form 1-U
04/01/2018 - 04/30/2018	0.0019178082	03/28/2018	07/09/2018	7.00%		Form 1-U
05/01/2018 - 05/31/2018	0.0019178082	04/30/2018	07/09/2018	7.00%		Form 1-U
06/01/2018 - 06/30/2018	0.0019178082	05/29/2018	07/09/2018	7.00%		Form 1-U
07/01/2018 - 07/31/2018	0.0019178082	06/28/2018	10/08/2018	7.00%		Form 1-U
08/01/2018 - 08/31/2018	0.0021917808	07/27/2018	10/08/2018	8.00%		Form 1-U
09/01/2018 - 09/30/2018	0.0021917808	08/24/2018	10/08/2018	8.00%		Form 1-U
10/01/2018 - 10/31/2018	0.0021917808	09/26/2018	01/07/2019	8.00%		Form 1-U
11/01/2018 - 11/30/2018	0.0021917808	10/29/2018	01/07/2019	8.00%		Form 1-U
12/01/2018 - 12/31/2018	0.0020547945	11/29/2018	01/07/2019	7.50%		Form 1-U
01/01/2019 - 01/31/2019	0.0017808219	12/27/2018	04/08/2019	6.50%		Form 1-U
02/01/2019 - 02/28/2019	0.0019178082	01/30/2019	04/08/2019	7.00%		Form 1-U
03/01/2019 - 03/31/2019	0.0023287671	02/28/2019	04/08/2019	8.50%		Form 1-U
04/01/2019 - 04/30/2019	0.0020547945	03/28/2019	07/11/2019	7.50%		Form 1-U
05/01/2019 - 05/31/2019	0.0020547945	04/30/2019	07/11/2019	7.50%		Form 1-U
06/01/2019 - 06/30/2019	0.0020547945	05/30/2019	07/11/2019	7.50%		Form 1-U
07/01/2019 - 07/31/2019	0.0020547945	06/28/2019	10/09/2019	7.50%		Form 1-U
08/01/2019 - 08/31/2019	0.0019178082	07/30/2019	10/09/2019	7.00%		Form 1-U
09/01/2019 - 10/01/2019	0.0019178082	08/29/2019	10/09/2019	7.00%		Form 1-U
10/02/2019 - 10/31/2019	0.0020547945	10/01/2019	01/13/2020	7.50%		Form 1-U
11/01/2019 - 11/30/2019	0.0017808219	10/31/2019	01/13/2020	6.50%		Form 1-U
12/01/2019 - 12/31/2019	0.0023287671	11/26/2019	01/13/2020	8.50%		Form 1-U
01/01/2020 - 01/31/2020	0.0020547945	12/23/2019	04/09/2020	7.50%		Form 1-U
02/01/2020 - 02/29/2020	0.0019863014	01/29/2020	04/09/2020	7.25%		Form 1-U
03/01/2020 - 03/31/2020	0.0023287671	02/26/2020	04/09/2020	8.50%		Form 1-U
04/01/2020 - 04/30/2020	0.0013698630	03/30/2020	07/09/2020	5.00%		Form 1-U
05/01/2020 - 05/31/2020	0.0006849315	04/29/2020	07/09/2020	2.50%		Form 1-U
06/01/2020 - 06/30/2020	0.0000000000	N/A	N/A	0.00%		N/A
07/01/2020 - 07/31/2020	0.0013698630	06/29/2020	10/08/2020	5.00%		Form 1-U
08/01/2020 - 08/31/2020	0.0016438356	07/30/2020	10/08/2020	6.00%		Form 1-U
09/01/2020 – 10/01/2020	0.0017808219	08/28/2020	10/08/2020	6.50%		Form 1-U
10/02-2020 – 10/31/2020	0.0015068493	10/01/2020	01/12/2021	5.50%		Form 1-U
11/01/2020 – 11/30/2020	0.0016438356	10/29/2020	01/12/2021	6.00%		Form 1-U
12/01/2020 – 12/31/2020	0.0016438356	11/25/2020	01/12/2021	6.00%		Form 1-U
01/01/2021 – 01/31/2021	0.0012328767	12/29/2020	04/13/2021	4.50%		Form 1-U
02/01/2021 – 02/28/2021	0.0012328767	01/28/2021	04/13/2021	4.50%		Form 1-U
03/01/2021 – 03/31/2021	0.0013698630	02/25/2021	04/13/2021	5.00%		Form 1-U
04/01/2021 – 04/30/2021	0.0013698630	03/30/2021	07/13/2021	5.00%		Form 1-U
05/01/2021 – 05/31/2021	0.0010958904	04/29/2021	07/13/2021	4.00%		Form 1-U
06/01/2021 – 06/30/2021	0.0013698630	05/28/2021	07/13/2021	5.00%		Form 1-U
07/01/2021 – 07/31/2021	0.0014383562	06/29/2021	10/12/2021	5.25%		Form 1-U
08/01/2021 – 08/31/2021	0.0013698630	07/28/2021	10/12/2021	4.00%		Form 1-U
09/01/2021 – 10/01/2021	0.0008219178	08/27/2021	10/12/2021	3.00%		Form 1-U
10/02/2021 – 10/31/2021	0.0009589041	10/01/2021	01/11/2022	3.50%		Form 1-U
11/01/2021 – 11/30/2021	0.0004109589	10/27/2021	01/11/2022	1.50%		Form 1-U
12/01/2021 – 12/31/2021	0.0004109589	11/29/2021	01/11/2022	1.50%		Form 1-U
01/01/2022 – 01/31/2022	0.0002739726	12/29/2021	04/12/2022	1.00%		Form 1-U
02/01/2022 – 02/28/2022	0.0002739726	01/28/2022	04/12/2022	1.00%		Form 1-U
03/01/2022 – 03/31/2022	0.0002739726	02/25/2022	04/12/2022	1.00%		Form 1-U
04/01/2022 – 04/30/2022	0.0002739726	03/30/2022	07/12/2022	1.00%		Form 1-U
05/01/2022 – 05/31/2022	0.0002739726	04/27/2022	07/12/2022	1.00%		Form 1-U
06/01/2022 – 06/30/2022	0.0002739726	05/27/2022	07/12/2022	1.00%		Form 1-U
07/01/2022 – 07/31/2022	0.0002739726	06/28/2022	10/21/2022	1.00%		Form 1-U
08/01/2022 – 08/31/2022	0.0001369863	07/27/2022	10/21/2022	0.50%		Form 1-U
09/01/2022 – 10/01/2022	0.0001369863	08/29/2022	10/21/2022	0.50%		Form 1-U
Weighted Average	0.0015785363 (3)			5.76	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through October 1, 2022.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2022, approximately 2,928,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Real Estate Held for Improvement

Long-lived assets are reviewed for impairment annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments, as well as equity in earnings attributable to equity method investees. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies—Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2022 and 2021, we had total consolidated net (loss) income of approximately ($1.9 million) and $1.2 million, respectively.

Revenue

Interest Revenue

For the six months ended June 30, 2022 and 2021, we earned interest revenue of approximately $0 and $1.4 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the payoff of all five outstanding preferred equity investments classified as real estate debt investments during the year ended December 31, 2021.

Expenses

Asset Management Fees – Related Party

For the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $745,000 and $514,000, respectively. The increase in asset management fees is directly related to an increase in net assets, as the asset management fee is calculated as a percentage of net assets each quarter. The increase in net assets is attributable to the appreciation of our real estate investments.

General and Administrative

For the six months ended June 30, 2022 and 2021, we incurred general and administrative expenses of approximately $246,000 and $141,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative cost is primarily attributable to higher professional fees associated with the Company’s growing asset portfolio and investor base.

Depreciation and Amortization

For the six months ended June 30, 2022 and 2021, we incurred depreciation and amortization expense of approximately $223,000 and $0, respectively. The increase in expense is due to the rental real estate property acquired in June 2022.

Property Operating and Maintenance

For the six months ended June 30, 2022 and 2021, we incurred property operating and maintenance expenses of approximately $140,000 and $0, respectively. The increase in expense is due to the rental real estate property acquired in June 2022 and Lake Ellenor JV expenses.

Other Income (Expenses)

Equity in Earnings (Losses)

For the six months ended June 30, 2022 and 2021, we had equity in earnings of approximately $190,000 and $517,000 from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to larger operating losses due to new asset acquisitions held by the co-investment equity method investments during the six months ended June 30, 2022.

Decrease in Fair Value of Derivative Financial Instrument

For the six months ended June 30, 2022 and 2021, we had a decrease in the fair value of the derivative financial instrument of approximately $610,000 and $0, respectively. The decrease in fair value of the derivative financial instrument is related to the realized losses on the fair value of the derivative financial instrument during the six months ended June 30, 2022. There was no derivative financial instrument in 2021.

Interest Expense

For the six months ended June 30, 2022 and 2021, we incurred interest expense of approximately $170,000 and $0, respectively. The increase in interest expense is related to interest incurred and amortization of deferred financing fees on credit facility entered into during the six months ended June 30, 2022.

Interest Expense – Related Party

For the six months ended June 30, 2022 and 2021, we incurred interest expense of approximately $5,000 and $47,000, respectively. The decrease in interest expense is primarily related to loan payoffs from National Lending, LLC (“National Lending”) during the year ended December 31, 2021. See Note 11, Related Party Arrangements, for further information.

Our Investments

As of June 30, 2022, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Element Charlotte Senior Loan(6)	Charlotte, NC	Multifamily	03/26/2018	11.0%	03/22/2020	$6,575,815	78.0%	82.3%	Initial	Update

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On January 15, 2020, the outstanding principal and interest on the Element Charlotte Senior Loan was repaid in full.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Sandtown Controlled Subsidiary(6)	Atlanta, GA	Multifamily	11/21/2016	12.5%	07/02/2022	$5,000,000	87.0%	82.0%	Initial	Update
RSE TWO Controlled Subsidiary(7)	Indian Land, SC	Multifamily	08/30/2017	13.0%	08/30/2021	$6,000,000	-	76.8%	Initial	Update
RSE Waypoint Controlled Subsidiary(8)	Odessa, FL	Multifamily	10/30/2017	11.0%	10/30/2020	$5,670,000	-	68.0%	Initial	Update
Valor 19th St Controlled Subsidiary(9)	Washington, DC	Multifamily	11/30/2017	17.0%	10/26/2025	$270,000	96.7%	-	Initial	Update
RSE GJ Controlled Subsidiary(10)	Atlanta, GA	Multifamily	05/01/2018	11.5%	05/01/2023	$5,000,000	-	80.7%	Initial	Update
RSE Waypoint Hackensack Controlled Subsidiary(11)	Hackensack, NJ	Multifamily	08/16/2018	11.3%	02/16/2022	$3,750,000	-	73.6%	Initial	Update
Harbour Island Controlled Subsidiary(12)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$4,000,000	85.0%	-	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company and have not been subsequently updated.

(6)	On April 26, 2021, the Sandtown Controlled Subsidiary redeemed the Sandtown Investment in full.

(7)	On September 14, 2021, the RSE TWO Controlled Subsidiary redeemed the RSE TWO Controlled Subsidiary Investment in full.

(8)	On September 18, 2020, the RSE Waypoint Controlled Subsidiary redeemed the Waypoint Starkey Investment in full.

(9)	On November 9, 2020, we received payment in full satisfaction of the Valor 19th St Investment outstanding principal, plus accrued interest.

(10)	On September 14, 2021, the RSE GJ Controlled Subsidiary redeemed the RSE GJ Controlled Subsidiary Investment in full.

(11)	On July 29, 2021, the RSE Waypoint Hackensack Controlled Subsidiary redeemed the RSE Waypoint Hackensack investment in full.

(12)	On February 25, 2021, the Harbour Island Controlled Subsidiary redeemed the Harbour Island Investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE REM Controlled Subsidiary	Orlando, FL	Multifamily	11/30/2016	$7,650,000	Initial	Update 1 Update 2 Update 3 Update 4
RSE Insight Controlled Subsidiary	Arlington, VA	Multifamily	01/17/2017	$6,502,187	Initial	Update 1 Update 2
RSE Northpoint - Persimmon Controlled Subsidiary	Alexandria, VA	Multifamily	04/27/2018	$10,257,055	Initial	Update
RSE Verse Controlled Subsidiary	Royal Palm Beach, FL	Multifamily	12/10/2018	$5,100,000	Initial	N/A
RSE Mezza Controlled Subsidiary	Jacksonville, FL	Multifamily	06/17/2019	$13,177,500	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Multifamily/Retail	08/16/2019	$5,071,222	Initial	Update
7980 Tar Bay Controlled Subsidiary(2)	Jessup, MD	Industrial	06/04/2021	$28,007,767	Initial	Update
215 N 143rd Ave. Controlled Subsidiary(3)	Goodyear, AZ	Industrial	09/30/2021	$3,059,000	Initial	Update
22480 Randolph Drive Controlled Subsidiary(3)	Sterling, VA	Industrial	11/15/2021	$2,086,000	Initial	Update
7441 Candlewood Road Controlled Subsidiary(3)	Hanover, MD	Industrial	12/29/2021	$2,410,000	Initial	Update
Aerotropolis Controlled Subsidiary(3)	Atlanta, GA	Industrial	02/09/2022	$581,500	Initial	Update
910 W Carver Controlled Subsidiary(3)	Tempe, AZ	Industrial	02/15/2022	$2,410,000	Initial	Update
S Hardy Controlled Subsidiary(3)	Tempe, AZ	Industrial	06/03/2022	$1,100,000	Initial	N/A
4653 Nall Road Controlled Subsidiary(3)	Farmers Branch, TX	Industrial	06/16/2022	$1,573,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Industrial real estate investment was acquired by the Company through our investment in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since June 30, 2022.

(3)	Industrial real estate investments were acquired by the Company through our investments in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since June 30, 2022.

As of December 31, 2021, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) and Co-Investment Arrangements in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Real Property and Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Hold Period	Overview (Form 1-U)
E66 Controlled Subsidiary (1)	Springfield, VA	Industrial	168,000	01/15/2020	$15,738,000	10 years	Initial
Hagerstown Crossroads Controlled Subsidiary	Williamsport, MD	Industrial	825,000	06/17/2022	$53,323,000	10 years	Initial

(1)	The E66 Controlled Subsidiary is the sole real estate asset held for improvement as of June 30, 2022.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had deployed approximately $120.0 million for 10 investments and had approximately $30.2 million in cash and cash equivalents. As of June 30, 2022, we anticipate that proceeds from our potential future Offerings, cash on hand, and future cash flows from operations will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding Company level debt (inclusive of accrued interest) of approximately $78.6 million and $78.1 million as of September 27, 2022 and June 30, 2022, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or the fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest revenue received in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

After a strong performance for both the stock market and real estate in 2021, the first half of 2022 has seen significant volatility and a pull-back in risk sentiment. Against a backdrop of geopolitical turmoil, ongoing supply chain concerns, the highest inflation in four decades, and a sudden shift in Federal Reserve policy toward rapid rate increases, the S&P 500 fell approximately 20% in the first half of 2022. Public real estate as a whole saw similar performance, with the FTSE NAREIT U.S. Real Estate Index falling approximately 19% in the first half of 2022. By comparison, the Fundrise portfolio outperformed with an average net return for all Fundrise clients of approximately 5.5% in the first half of 2022. We attribute this outperformance to a few driving factors: (1) sound underlying fundamentals of high quality real estate assets in our target residential and industrial macros; (2) a low-fee model; (3) a relatively conservative balance sheet; and (4) private markets’ relative insulation from the sharp swings in investor sentiment that impact the public market more dramatically.

Rising interest rates began having a more direct impact on cap rate expansion during the first half of the year. Nevertheless, the rent growth experienced across our industrial assets generally more than offset the valuation headwinds from cap rate expansion.  The Industrial market saw historic rent growth in 2021, with the top 50 markets estimated to finish 2022 averaging 17% rent growth per Green Street Advisors, roughly in line with the market’s 2021 record pace.

We expect that the recent public market correction could still be in its early stages, given the Federal Reserve’s messaging around continued tightening and its primary goal of restraining inflation. These measures may result in a “hard landing,” consistent with a recession. However, we believe that our portfolio, focused on high-quality real estate assets, will continue to demonstrate solid relative performance in this environment. We further plan to carry a larger balance of cash in the near future in preparation for the heightened possibility of more pronounced pricing dislocations in either public or private markets that could unlock opportunistic buying opportunities.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following table summarizes the real estate investments repaid to the Company since June 30, 2022 (through September 27, 2022):

Real Property and Controlled Subsidiaries (JV Equity Investments)	Location	Type of Property	Date of Acquisition	Redemption Date	Total Commitment (1)	Overview (Form 1-U)
RSE Verse Controlled Subsidiary(2)	Royal Palm Beach, FL	Multifamily	12/10/2018	08/16/2022	$5,100,000	Initial	Update

(1)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(2)	On August 16, 2022, the RSE Verse Controlled Subsidiary redeemed our investment in full.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2022	Beginning on July 1, 2022, the per share purchase price of our common shares was updated to $15.33 due to a change in NAV. More information can be found here.

Additional Contribution to National Lending	07/15/2022	On July 15, 2022, the Company made an additional contribution of approximately $1.3 million to National Lending, bringing its total contributions to approximately $9.7 million.

Declaration of August 2022 Distributions	07/27/2022	On July 27, 2022, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2022 and ending on August 31, 2022. More information can be found here.

Declaration of September 2022 Distributions	08/29/2022	On August 29, 2022, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2022 and ending on October 1, 2022. More information can be found here.

Status of our Offering	09/27/2022	During the third quarter of 2022, the Manager closed our Offering. As of September 27, 2022, we had raised total gross offering proceeds of approximately $174.9 million million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately $15,451,000 of our common shares.

Item 2.	Other Information

None.

15

Item 7.	Financial Statements

INDEX TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS OF

Fundrise East Coast Opportunistic REIT, LLC

16

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (*)
ASSETS
Cash and cash equivalents	$30,168	$58,999
Real estate deposits	10,500	10,500
Other assets, net	148	376
Due from related party	213	136
Derivative financial instrument	905	-
Investment in rental real estate properties, net	106,629	-
Investments in equity method investees	51,333	57,114
Investments in real estate held for improvement	26,845	21,066
Total Assets	$226,741	$148,191

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,490	$4,032
Due to related party	397	336
Settling subscriptions	6	404
Redemptions payable	3,567	2,172
Distributions payable	405	722
Rental security deposits and other liabilities	1	1
Credit facility	78,115	-
Total Liabilities	$83,981	$7,667

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 15,359,799 and 14,556,051 shares issued and 12,431,649 and 12,068,066 shares outstanding as of June 30, 2022 and December 31, 2021, respectively	138,253	133,159
Retained Earnings (Accumulated deficit)	4,507	7,365
Total Members’ Equity	142,760	140,524
Total Liabilities and Members’ Equity	$226,741	$148,191

* Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-1

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
Revenue
Other revenue	$35	$3
Interest revenue	-	1,398
Total revenue	35	1,401

Expenses
Asset management and other fees – related party	745	514
General and administrative expenses	246	141
Depreciation and amortization	223	-
Property operating and maintenance	140	-
Total expenses	1,354	655

Other income (expenses)
Equity in earnings (losses)	190	517
Interest expense	(170)	-
Interest expense - related party	(5)	(47)
Decrease in fair value of derivative financial instrument	(610)	-
Total other income (expenses)	(595)	470

Net (loss) income	$(1,914)	$1,216

Net (loss) income per basic and diluted common share	$(0.15)	$0.12
Weighted average number of common shares outstanding, basic and diluted	12,616,519	9,838,334

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

F-2

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021(*)	12,068,066	$133,159	$7,365	$140,524
Proceeds from issuance of common shares	803,748	11,267	-	11,267
Offering costs	-	(8)	-	(8)
Distributions declared on common shares	-	-	(629)	(629)
Distributions declared to joint venture partner(1)	-	-	(315)	(315)
Redemptions of common shares	(440,165)	(6,165)	-	(6,165)
Net income	-	-	(1,914)	(1,914)
June 30, 2022 (unaudited)	12,431,649	$138,253	$4,507	$142,760

(1)	The Company’s equity distributions include approximately $315,000 of the Enclave at Lake Ellenor 1031 exchange post-close transaction to a joint venture partner. For more information, see Note 4, Investments in Equity Method Investees.

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2020(*)	9,929,922	$104,569	$(9,605)	$94,964
Proceeds from issuance of common shares	60,286	720	-	720
Offering costs	-	(46)	-	(46)
Distributions declared on common shares	-	-	(2,316)	(2,316)
Redemptions of common shares	(493,744)	(5,774)	-	(5,774)
Net income	-	-	1,216	1,216
June 30, 2021 (unaudited)	9,496,464	$99,469	$(10,705)	$88,764

*Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise East Coast Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net (loss) income	$(1,914)	$1,216
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	223	-
Amortization of deferred financing fees	69	-
Decrease in fair value of derivative financial instrument	610	-
Equity in (earnings) losses	(190)	(517)
Interest revenue received in kind	-	(841)
Return on investment from equity method investees	211	239
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	366	2
Net (increase) decrease in due from related party	(79)	-
Net increase (decrease) in accounts payable and accrued expenses	(3,740)	(28)
Net increase (decrease) in due to related party	61	55
Net increase (decrease) in deferred interest revenue	-	(113)
Net cash provided by (used in) operating activities	(4,383)	13
INVESTING ACTIVITIES:
Repayment of real estate debt investments	-	8,025
Investment in equity method investees	(6,951)	(29,382)
Distributions of capital from equity method investee	12,681	1,746
Acquisition of rental real estate properties	(32,924)	-
Improvements of real estate held for improvement	(3,933)	(1,237)
Issuance of deposits	(12,753)	-
Release of deposits	2,503	-
Net cash provided by (used in) investing activities	(41,377)	(20,848)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	10,855	695
Net proceeds from advances on credit facility	12,092	-
Redemptions paid	(4,770)	(5,920)
Distributions paid to joint venture partner	(315)	-
Distributions paid on common shares	(939)	(2,640)
Proceeds from note payable – related party	-	20,000
Repayment of note payable – related party	-	(211)
Offering costs paid	-	(30)
Proceeds from settling subscriptions	6	-
Net cash provided by (used in) financing activities	16,929	11,894

Net increase in cash and cash equivalents	(28,831)	(8,941)
Cash and cash equivalents, beginning of period	58,999	14,639
Cash and cash equivalents, end of period	$30,168	$5,698

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Increase to Investments in rental real estate properties due to credit facility advance	$63,644	$-
Increase to Capitalized Deferred financing fees due to credit facility advance	$590	$-
Increase to Derivative financial instrument due to credit facility advance	$1,515	$-
Increase to Prepaids due to credit facility advance	$138	$-
Settlement of settling subscription	$404	$25
Distributions reinvested in Fundrise East Coast Opportunistic REIT, LLC through programs offered by Fundrise Advisors, LLC	$8	$-
Improvements to real estate held for improvement included in accounts payable and accrued expenses	$1,189	$252
Distributions receivable	$30	$-
Reclass of Deposits to Investment in rental real estate properties	$10,250	$-
Reclass of Pre-acquisition Expense to Investment in rental real estate properties	$33	$-
Offering Costs accrued and payable	$8	$-
Increase to Capitalized Interest due to credit facility	$67	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$-	$1

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Fundrise East Coast Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise East Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise East Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate properties, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. On November 5, 2021, we formed a taxable REIT subsidiary (“TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange. See Note 4, Investments in Equity Method Investees, for further details. As of June 30, 2022, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $53.8 million of shares on July 22, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022 the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act ("Regulation D"), as determined by the Manager.

As of June 30, 2022 and December 31, 2021, after redemptions, the Company has net common shares outstanding of approximately 12,432,000 and 12,068,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2022 and December 31, 2021, the Sponsor purchased an aggregated 600 common shares at $10.00 per share in private placement for an aggregate purchase price of $6,000. In addition, as of June 30, 2022 and December 31, 2021, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2022 and December 31, 2021, third parties had purchased approximately 207,000 and 171,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2,629,000 and $2,123,000, respectively. As of June 30, 2022 and December 31, 2021, the total amount of equity issued by the Company on a gross basis was approximately $173.6 million and $162.3 million, respectively, and the total amount of settling subscriptions was approximately $6,000 and $404,000, respectively. These amounts were offered at a $14.19 and $13.68 per share price, respectively.

F-5

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2022 and 2021, approximately $8,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

F-6

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it booked a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2022 and December 31, 2021, the Manager had incurred cumulative organizational and offering costs of approximately $962,000 on behalf of the Company. The Hurdle Rate was met as of December 31, 2017. As of June 30, 2022 and December 31, 2021, the Company had reimbursed the Manager cumulative amounts of approximately $962,000. As such, no organizational and offering costs remained payable as of June 30, 2022 and December 31, 2021.

During the six months ended June 30, 2022 and 2021, the Company directly incurred offering costs of approximately $8,000 and $46,000, respectively. As of June 30, 2022 and December 31, 2021, $8,000 and $4,000 were payable, respectively.

F-7

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, office space, or industrial properties.

Upon acquisition, the Company first determines whether the acquisition of a property qualifies as a business combination, in accordance with FASB ASC 805, Business Combinations. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company also assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities.

F-8

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions. We may also capitalize costs incurred after a property is placed in-service if we decide to change the intended use of the property or substantially improve the condition, which may include architectural design services, permits, land surveys, or other consultant fees.

At the time in which real estate investments are reclassified on the consolidated balance sheets from Investments in real estate held for improvement to Investments in rental real estate properties, net; the costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	30 – 40 years
Site improvements and Leasehold Improvements	20 – 30 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2022 and 2021, no such impairments occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

F-9

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at period end. Any gains or losses arising from changes in fair value of derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “Increase (decrease) in fair value of derivative financial instrument”.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. All real estate debt investments were fully repaid as of December 31, 2021. During the six months ended June 30, 2021 we did not have any TDRs. During the six months ended June 30, 2021 no impairment losses were recorded related to real estate debt investments,

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to loan advances on the credit facility are recorded against the loan carrying amount and the amortization of deferred financing costs are recorded in interest expense for Investments in Rental Real Estate properties. We capitalize deferred financing costs and the amortization of deferred financing costs directly attributable to financing Investments in Real Estate Held for improvement.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

F-10

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 common worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On November 5, 2021, we formed a TRS, Fundrise East Coast TRS, LLC (“East Coast TRS”) in connection with the Enclave at Lake Ellenor JV 1031 Exchange, which is discussed further in Note 4, Investments in Equity Method Investees. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS income or expense activity during the six months ended June 30, 2022, and as such no income tax expense was recorded. As of June 30, 2022, there are no gross deferred tax assets or liabilities.

As of June 30, 2022, the tax period for the taxable year ending December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

F-11

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Real Estate Debt Investments

As of June 30, 2022 and December 31, 2021, all of our real estate debt investments are fully redeemed. No impairment charges have been recorded in these consolidated financial statements for the year ended December 31, 2021. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$-	$26,877
Investments(1)	-	-
Interest revenue received in kind	-	(4,103)
Principal repayments(2)	-	(22,774)
Ending balance	$-	$-

(1)	There were no new investments during the six months ended June 30, 2022 and year ended December 31, 2021.

(2)	The principal repayments as of December 31, 2021 include full repayment of five preferred equity investments.

F-12

As of June 30, 2022 and December 31, 2021, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2022 and December 31, 2021 there were no real estate debt investments. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$57,114	$43,058
New investments in equity method investees	6,951	37,763
Repayment of equity method investees (2)	-	(13,904)
Transfer of interest from equity method investee to investment in subsidiary (1)	-	(18,972)
Distributions received	(12,922)	(11,303)
Equity in earnings (losses) of equity method investees (1)(2)	190	20,472
Ending balance	$51,333	$57,114

(1)	During the year ended December 2021, Enclave at Lake Ellenor JV, LLC sold the Enclave at Lake Ellenor property for a sales price of approximately $68.5 million, with net proceeds from the sale totaling approximately $35.7 million. The disposition was structured with the intention of deferring taxable gain from the sale of the property under Section 1031 of the Internal Revenue Code (“1031 Exchange”), (“Enclave at Lake Ellenor JV 1031 Exchange”). As part of the transaction the Company acquired a controlling interest in Enclave at Lake Ellenor JV, LLC. As a result, the Company discontinued equity method accounting for Enclave at Lake Ellenor JV, LLC and consolidated the assets acquired and liabilities assumed in the Company’s consolidated financial statement. During the six months ended June 30, 2022, the Company used the $35.7 million to close on a replacement property with the acquisition of Hagerstown Crossroads Controlled Subsidiary in order to complete the Enclave at Lake Ellenor JV 1031 Exchange. Additionally, during the six months ended June 30, 2022, Lake Ellenor JV LLC paid off its remaining liabilities and distributed its excess cash of $594,000 according to the post-close agreement with the former joint venture partner (a third party). Of the $594,000 distributed, $315,000 was paid to the joint venture partner and $279,000 was distributed to the Company.

(2)	In December 2021, 100 SR-RSE JV, LLC sold the Mark Apartments, a multifamily complex in Alexandria, VA, and redeemed the 100 SR-RSE JV, LLC investment in full. As a result of this sale, the Company recognized a gain on disposition of equity method investee of approximately $4.3 million during the year ended December 31, 2021 included within equity in earnings (losses) of equity method investees within the Company’s consolidated statement of operations.

As of June 30, 2022 and December 31, 2021, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned asset: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.

(b)	Acquired in 2018, a 26.5% non-controlling member interest in Verse JV LP, whose activities are carried out through the following wholly-owned asset: Verse at Royal Palm Beach, a multifamily complex in Royal Palm Beach, FL.

(c)	Acquired in 2019, a 58% non-controlling member interest in Mezza JV LP, whose activities are carried out through the following wholly-owned asset: Mezza Apartments, a garden-style multi-family complex in Jacksonville, FL.

(d)	Acquired in 2019, an 95% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, Fundrise Development eREIT, LLC (“Development eREIT”), an affiliate eREIT, was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Development eREIT. As of June 30, 2022 and December 31, 2021, our member interest in Hampton Station Holdings, LLC were 52.6% and 73.4%.

(e)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

(f)	Acquired in 2021, an initial 80% interest in Fundrise Industrial JV 1, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned asset: 7980 Tar Bay, an industrial rental property in Jessup, MD.

(g)	Acquired in 2021, an initial 10% interest in Fundrise Industrial JV 2, LLC, a joint venture between the Company and Fundrise Real Estate Interval Fund, LLC, whose activities are carried out through the following wholly-owned assets: 215 N 143rd Ave., 22480 Randolph Drive, 7441 Candlewood Road, Aerotropolis, 910 W. Carver, S. Hardy, and 4653 Nall Road, industrial rental properties in Goodyear, AZ, Sterling, VA, Hanover, MD, Atlanta, GA, Tempe, AZ, Tempe, AZ, and Farmers Branch, TX; respectively.

As of and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of June 30, 2022	Verse JV LP As of June 30, 2022	Mezza JV LP As of June 30, 2022	Hampton Station Holdings, LLC As of June 30, 2022
Real estate assets, net	$18,065	$43,297	$56,683	$15,955
Other assets	2,551	1,293	2,104	680
Total assets	$20,616	$44,590	$58,787	$16,635

Mortgage notes payable, net	$15,427	$30,991	$52,531	$4,844
Other liabilities	215	572	912	670
Equity	4,974	13,027	5,344	11,121
Total liabilities and equity	$20,616	$44,590	$58,787	$16,635
Company’s equity investment, net	$3,349	$3,314	$2,803	$5,072

Condensed balance sheet information (continued):	National Lending, LLC As of June 30, 2022	Fundrise Industrial JV 1, LLC As of June 30, 2022	Fundrise Industrial JV 2, LLC As of June 30, 2022
Real estate assets, net	$-	$33,012	$175,002
Other assets	58,831	4,838	19,160
Total assets	$58,831	$37,850	$194,162

Mortgage notes payable, net	$-	$16,443	$79,859
Other liabilities	-	418	1,824
Equity	58,831	20,989	112,479
Total liabilities and equity	$58,831	$37,850	$194,162
Company’s equity investment, net	$8,756	$16,791	$11,248

Condensed income statement information:	Fundrise Insight Two LLC For the Six Months Ended June 30, 2022	Verse JV LP For the Six Months Ended June 30, 2022
Total revenue	$1,200	$2,419
Total expenses	1,155	2,167
Net income (loss)	$45	$252
Company’s equity in income (loss)	$42	$67

Condensed income statement information (continued):	Mezza JV LP For the Six Months Ended June 30, 2022	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2022
Total revenue	$3,998	$462
Total expenses	3,637	666
Net income (loss)	$361	$(204)
Company’s equity in income (loss)	$209	$(108)

Condensed income statement information (continued):	National Lending, LLC For the Six Months Ended June 30, 2022	Fundrise Industrial JV 1, LLC For the Six Months Ended June 30, 2022	Fundrise Industrial JV 2, LLC For the Six Months Ended June 30, 2022
Total revenue	$741	$935	$3,011
Total expenses	39	887	4,526
Net income (loss)	$702	$48	$(1,515)
Company’s equity in income (loss)	$92	$39	$(151)

On June 13, 2022, FRIND-VB143, LLC, FRIND-Randolph, LLC, FRIND-Candlewood, LLC, FRIND-Aerotropolis, LLC, and FRIND-Carver, LLC, which are subsidiaries of Fundrise Industrial JV 2, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $81 million (the “Allianz Industrial JV 2 Loan”). The Allianz Industrial JV 2 Loan has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the Allianz Industrial JV 2 Loan and will be required to meet certain financial covenants. The Company also entered into agreements with FRIND-Carver, LLC and FRIND-VB143, LLC whereby the Company partially guarantees interest payments for the subsidiaries until the mortgaged properties achieve full stabilization. As of June 30, 2022, the Company has not made any interest payments associated with these guarantees.

On June 22, 2022, FRIND-Tarbay, LLC, a subsidiary of Fundrise Industrial JV 1, LLC, entered into a mortgage loan with Allianz Life Insurance Company in the amount of $16.8 million (the “Allianz Industrial JV 1 Loan”). The Allianz Industrial JV 1 has a maturity date on July 10, 2027 and bears interest at a fixed rate of 4.20% per annum. The Company is named as a carve-out guarantor in the Allianz Industrial JV 1 Loan and will be required to meet certain financial covenants. The Company also entered into an agreement with FRIND-Tarbay, LLC whereby the Company partially guarantees interest payments for the subsidiary until the mortgaged property achieves full stabilization. As of June 30, 2022, the Company has not made any interest payments associated with this guarantee.

As of and for the year ending December 31, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Fundrise Insight Two LLC As of December 31, 2021	Verse JV LP As of December 31, 2021	Mezza JV LP As of December 31, 2021	Hampton Station Holdings, LLC As of December 31, 2021
Real estate assets, net	$18,689	$43,875	$56,942	$12,435
Other assets	536	575	874	1,037
Total assets	$19,225	$44,450	$57,816	$13,472

Mortgage notes payable, net	$15,416	$30,654	$51,951	$4,782
Other liabilities	180	198	430	930
Equity	3,629	13,598	5,435	7,760
Total liabilities and equity	$19,225	$44,450	$57,816	$13,472
Company’s equity investment, net	$3,447	$3,465	$3,151	$5,179

Condensed balance sheet information (continued):	National Lending, LLC As of December 31, 2021	Fundrise Industrial JV 1, LLC As of December 31, 2021	Fundrise Industrial JV 2, LLC As of December 31, 2021
Real estate assets, net	$-	$33,388	$97,952
Other assets	69,017	2,024	4,523
Total assets	$69,017	$35,412	$102,475

Mortgage notes payable, net	$-	$-	$23,833
Other liabilities	3	552	931
Equity	69,014	34,860	77,711
Total liabilities and equity	$69,017	$35,412	$102,475
Company’s equity investment, net	$6,213	$27,888	$7,771

Condensed income statement information:	Enclave at Lake Ellenor, LLC For the Six Months Ended June 30, 2021	Fundrise Insight Two LLC For the Six Months Ended June 30, 2021	100 SR-RSE JV, LLC For the Six Months Ended June 30, 2021	Verse JV LP For the Six Months Ended June 30, 2021
Total revenue	$2,505	$1,175	$1,852	$2,077
Total expenses	2,010	1,057	978	2,112
Net income (loss)	$495	$118	$874	$(35)
Company’s equity in income (loss)	$372	$112	$-	$(9)

Condensed income statement information (continued):	Mezza JV LP For the Six Months Ended June 30, 2021	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2021	National Lending, LLC For the Six Months Ended June 30, 2021	Fundrise Industrial JV 1, LLC For the Period from June 4, 2021(Inception) to June 30, 2021
Total revenue	$3,379	$315	$588	$116
Total expenses	3,210	441	21	105
Net income (loss)	$169	$(126)	$567	$11
Company’s equity in income (loss)	$97	$(119)	$55	$9

5.	Investments in Real Estate Held for Improvement

As of June 30, 2022 and December 31, 2021, we had one investment in real estate held for improvement.

The following table presents the Company’s investment in real estate held for improvement (amounts in thousands):

	As of June 30,2022	As of December 31,2021
Land	$15,094	$15,094
Work in progress	11,751	5,972
Total investment in real estate held for improvement	$26,845	$21,066

As of June 30, 2022 and December 31, 2021, real estate held for improvement included capitalized transaction costs of approximately $243,000, which includes acquisition fees paid to the Sponsor of approximately $155,000. As of June 30, 2022, real estate held for improvement included capitalized net deferred financing costs and capitalized interest related to the closing of the Credit Facility of approximately $590,000 and $67,000, respectively. As of December 31, 2021, there were no capitalized net deferred financing costs and capitalized interest.

6.	Investment in Rental Real Estate Properties

As of June 30, 2022, we had one investment in rental real estate property, which was acquired during the six months ended June 30, 2022. We had no investments in rental real estate properties as of December 31, 2021.

The following table presents the Company’s investment in rental real estate properties (amounts in thousands):

As of June 30, 2022
Land	$8,263
Building & building improvements	90,140
Site improvement	8,449
Total gross investment in rental real estate properties	$106,852
Less: accumulated depreciation	(223)
Total investment in rental real estate properties, net	$106,629

As of June 30, 2022, the carrying amount of the rental real estate property above included capitalized transaction costs of approximately $2.0 million, which includes acquisition fees paid to the Sponsor of approximately $1.0 million.

For the six months ended June 30, 2022, the Company recognized depreciation expense of approximately $223,000 on the rental real estate property.

7.	Credit Facility

On June 17, 2022, Hagerstown Crossroads Property and the E66 Property (the “Borrower”), which are real property-controlled subsidiaries of the Company, executed an agreement with PCRED II Lending I LLC for a credit facility of up to $95 million, secured by real property owned by the Borrower’s subsidiaries (the “Credit Facility”). The Credit Facility bears interest at SOFR + 3.25%. The Credit Facility calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity. The Credit Facility is not a revolver credit loan, and the Borrower cannot reborrow any portion of the loan principal repaid during the term of the loan. The Credit Facility matures on July 7, 2024, with three twelve-month extension options up till July 7, 2027.

For the six months ended June 30, 2022, we incurred interest expense of approximately $101,000 and amortized approximately $69,000 of deferred financing fees into interest expense on the statement of operations related to the Hagerstown Crossroads Property. For the six months ended  June 30, 2022, we incurred and capitalized interest of approximately $42,000 and amortized approximately $26,000 of deferred financing fees into capitalized interest within investments in real estate held for improvement on the consolidated balance sheet related to the E66 property.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company, as the Credit Facility’s carve-out guarantor, and the Borrower.

The following is a summary of the Credit Facility secured by the Company’s properties as of June 30, 2022 (dollar amounts in thousands):

Borrower	Commitment Amount	Maturity Date	Interest Rate	Balance as of June 30, 2022
Hagerstown Crossroads Property and the E66 Property	$95,000	07/07/2024	SOFR + 3.25%	$79,700	(1)

(1)	Excludes net unamortized deferred financing costs of approximately $1.6 million and $589,000 as of June 30, 2022 for Hagerstown Crossroads Property and E66 Property, respectively. These unamortized deferred financing costs are presented as a reduction to the loan carrying amount on the consolidated balance sheet.

The following table presents the future principal payments due under the Company’s Credit Facility as of June 30, 2022 (dollar amounts in thousands):

Year	Amount
2023	$-
2024	79,700
2025	-
2026	-
2027 and thereafter	-
Total	$79,700

8.	Derivative Financial Instruments

Effective June 17, 2022, we entered into an interest rate cap agreement for $1.5 million with a notional amount of approximately $80.0 million and a strike rate of 3.00% to manage our exposure to interest rate risk on our variable rate debt (see Note 7, Credit Facility). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on July 7, 2024. We have not designated the interest rate cap as a cash flow hedge; therefore, the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the six months ended June 30, 2022, we recognized a loss on the interest rate cap of approximately $610,000, recorded as “Decrease in fair value of derivative financial instruments” in our consolidated statements of operations.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivatives as of June 30, 2022 and December 31, 2021(dollar amounts in thousands) is as follows:

				Derivative Assets
Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2022	Fair Value as of December 31, 2021
Interest Rate Cap	$80,000	6/17/2022	7/7/2024	$905	$-

9.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outline the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2022 and the year ended December 31, 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0002739726	$107		01/28/2022	$107	04/12/2022
March 1, 2022 through March 31, 2022	0.0002739726	117		02/25/2022	117	04/12/2022
April 1, 2022 through April 30, 2022	0.0002739726	99		03/30/2022	-	07/12/2022
May 1, 2022 through May 31, 2022	0.0002739726	103		04/27/2022	-	07/12/2022
June 1, 2022 through June 30, 2022	0.0002739726	100		05/27/2022	-	07/12/2022
July 1, 2022 through July 31, 2022	0.0002739726	103	(2)	06/28/2022	-	10/21/2022
Total		$629	(1)		$224

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0012328767	$348		01/28/2021	$348	04/13/2021
March 1, 2021 through March 31, 2021	0.0013698630	425		02/25/2021	425	04/13/2021
April 1, 2021 through April 30, 2021	0.0013698630	399		03/30/2021	399	07/13/2021
May 1, 2021 through May 31, 2021	0.0010958904	330		04/29/2021	330	07/13/2021
June 1, 2021 through June 30, 2021	0.0013698630	399		05/28/2021	399	07/13/2021
July 1, 2021 through July 31, 2021	0.0014383562	424		06/29/2021	424	10/12/2021
August 1, 2021 through August 31, 2021	0.0013698630	421		07/28/2021	421	10/12/2021
September 1, 2021 through October 1, 2021	0.0008219178	263		08/27/2021	263	10/12/2021
October 2, 2021 through October 31, 2021	0.0009589041	337		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0004109589	139		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0004109589	145		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0002739726	101	(3)	12/29/2021	-	04/12/2022
Total		$3,731	(1)		$3,009

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders. For the six months ended June 30, 2022 and year ended December 31, 2021, total distributions declared to related parties were approximately $1,000 and $4,000, respectively. Additionally, the total distribution does not include approximately $315,000 distribution on the Enclave at Lake Ellenor 1031 exchange post-close transaction to a third party. For more information, see Note 4, Investments in Equity Method Investees.

(2)	The liability for the July 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2022.

(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $105,000.

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2022 the Company’s significant financial instruments consist of cash and cash equivalents, outstanding principal on the Credit Facility, and derivative financial instrument. As of December 31, 2021 the Company’s significant financial instruments consist of cash and cash equivalents.

The carrying amount of the Company’s cash and cash equivalents as of June 30, 2022 approximates fair value due to its short-term nature.

The only asset or liability as of June 30, 2022 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of June 30, 2022, management estimated the fair value of our derivative financial instrument to be approximately $905,000. We classify this fair value measurement as Level 2 as we use significant other observable inputs.

As of June 30, 2022, the Credit Facility outstanding principal carrying value was approximately $79.7 million, and the aggregate fair value approximated its carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2022 and 2021.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2022 and 2021, the Manager incurred approximately $3,000 and $7,000 of operational costs on our behalf, respectively. As of June 30, 2022 and December 31, 2021, approximately $2,000 and $3,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2022 and 2021, we have incurred asset management fees of approximately $745,000 and $514,000, respectively. As of June 30, 2022 and December 31, 2021, approximately $382,000 and $322,000 of asset management fees remained payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2022 and December 31, 2021, the Manager has not designated any asset as non-performing and no special servicing fees were payable to the Manager. For the six months ended June 30, 2022 and year ended December 31, 2021, no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2022 and December 31, 2021, no disposition fees were payable to the Manager. For the six months ended June 30, 2022 and 2021, no disposition expenses were incurred or paid to the Manager.

Development eREIT

The Company entered into a license agreement with Development eREIT, during the year ended December 31, 2021, in which Development eREIT licensed to the Company possession of a property owned by Development eREIT in exchange for a license fee payable to Development eREIT in monthly installments. For the six months ended June 30, 2022 and year ended December 31, 2021, the Company incurred approximately $45,000 and $23,500 in fees to Development eREIT for possession of the property. As of June 30, 2022 and December 31, 2021, approximately $7,000 were due and payable to Development eREIT.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2022 and 2021, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2022 and 2021, fees of approximately $4,000 and $3,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the six months ended June 30, 2022 and year ended December 31, 2021, the Company incurred approximately $239,000 and $55,000 of reimbursable operating costs on behalf of our Co-Investments, of which $183,000 and $55,000 was receivable as of June 30, 2022 and December 31, 2021, respectively.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2022 and December 31, 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and 2021, the Sponsor incurred approximately $48,000 and $22,000 of operational costs on our behalf, respectively. As of June 30, 2021 and December 31, 2021, approximately $6,000 and $5,000 were due and payable, respectively.

The following table presents the Company’s acquisition fees related to investments in real estate properties paid to the Sponsor (amounts in thousands):

	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Acquisition fees incurred and paid to the Sponsor	$1,049	$-
Total	$1,049	$-

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022 and December 31, 2021, the Company has contributed approximately $8.5 million and $6.0 million for an 14.9% and an 9.0% ownership in National Lending, respectively.

National Lending then may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

During the six months ended June 30, 2022, the Company entered into one promissory note with National Lending. The note was issued on May 31, 2022 in the principal amount of $1.5 million. The promissory note bears a 3.75% interest rate per annum. The promissory note is to mature one year from the date of issuance. The Company incurred approximately $5,000 in related interest expense during six months ended June 30, 2022. As of June 30, 2022, the Company has repaid all cumulative outstanding principal and interest in full on the promissory note.

During the year ended December 31, 2021, the Company entered into two separate promissory notes with National Lending. The first note was issued on June 3, 2021 in the principal amount of $17.0 million and the second note was issued on June 30, 2021 in the principal amount of $3.0 million. The promissory notes each bear a 3.5% interest rate per annum. The promissory notes are to mature one year from the date of issuance. The Company incurred approximately $153,000 in related interest expense during the year ended December 31, 2021. As of December 31, 2021, the Company has repaid all cumulative outstanding principal and interest in full on these promissory notes.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3% per annum. The transaction between NCRET and the Company was reviewed by the Independent Representative.

For the six months ended June 30, 2022 and 2021, the Company incurred interest expense of approximately $0 and $1,000 due to NCRET. As of June 30, 2022 and December 31, 2021, the Company had no interest payable of on the promissory note. As of June 30, 2022 and December 31, 2021, the Company has repaid all cumulative outstanding principal and interest in full on the promissory note.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 27, 2022, for potential recognition or disclosure.

Offering

During the third quarter of 2022, the Manager closed our Offering. As of September 27, 2022, we had raised total gross offering proceeds of approximately $174.9 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 15,451,000 of our common shares.

Investments

On August 16, 2022, the RSE Verse Controlled Subsidiary Investment was redeemed in full. The Company received a cash flow distribution of approximately $5.3 million in connection with the equity investment.

National Lending, LLC

On July 15, 2022, the Company made approximately $1.3 million in additional contributions to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $9.7 million, which is equivalent to approximately 15.2% ownership in National Lending as of September 27, 2022.

Item 8.	Exhibits

INDEX OF EXHIBITS

Index to Exhibits

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3*	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s DOS/A filed on May 24, 2016)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 26, 2021)
6.1*	Form of License Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise East Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 27, 2022.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 27, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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